Exhibit 99(b)   Versus Technology, Inc. Appoints Samuel Davis as
Director

NEWS RELEASE

Versus Technology, Inc. Appoints Samuel Davis as Director

TRAVERSE CITY, Mich., August 15/PRNewswire/--Versus Technology, Inc. (NASDAQ Bulletin Board: VSTI) announced:

Sam Davis, former President and CEO of the Mt. Sinai Hospital, has been named to the Board of Directors of Versus Technology, Inc., effective August 14, 1997.

Mr. Davis is a Clinical Professor at the School of Public Health at Columbia University and a Distinguished Service Professor at the Mount Sinai School of Medicine. He is a Senior Director of Delta Consulting Group, Inc. specializing in the management of strategic organizational change in health care organizations. Mr. Davis has a distinguished academic and professional background in the health care profession and has authored numerous published articles.

"We are gratified that Samuel Davis, with his distinguished background, is joining the Versus Board," noted Gary Gaisser, President and CEO of Versus Technology. "His expertise in the health care industry will be of particular assistance to the Company, and he will be a valuable asset in helping us achieve our strategies. We look forward to his contributions."

As the former President and CEO of the Mount Sinai Hospital, Mr. Davis was responsible for the acknowledged financial and managerial turnaround of one of the largest academic medical centers in New York City. "With his knowledge of the financial and managerial needs of health care organizations, Mr. Davis is in a unique position to aid Versus in the penetration of the health care market," Gaisser commented.

Based in Traverse City, Michigan, Versus Technology manufactures and markets infrared locating and communication systems and phone forwarding integration systems. For additional information, please call (616) 946-5868 or FAX (616) 946-6775 or visit the company's website:
www.versustech.com


-0-		8/15/97
/CONTACT:  Gary T. Gaisser, 616-946-5868, of Versus Technology,
Inc./(VSTI)
Versus Technology, Inc.  2600 Miller Creek Rd., Traverse City, MI  49684
 616-946-5868   fax 616-946-6775